Exhibit 99.1

LINEAR GOLD AND KINROSS AGREE TO PARTNER ON THE IXHUATAN PROJECT

Toronto, ON, September 6, 2007 - Linear Gold Corp. (TSX-LRR) (“Linear”) and Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”) are pleased to announce that they have reached an agreement for Kinross to earn an interest in Linear’s 98,000-hectare Ixhuatan Project, located in Chiapas, Mexico (the “Project”). This agreement will ensure that the Ixhuatan Project continues to be aggressively explored with the benefit of Kinross’ expertise with advanced projects and with the objective of establishing a world-class mining district.

Kinross can earn up to a 70% interest in the Project by undertaking US$15,000,000 of exploration expenditures and making payments to Linear of US$101 million plus a production decision fee of up to US$15 million. The transactions under the agreement are subject to the approval of the board of directors of both companies and execution of a definitive agreement within 45 days. Upon execution of the definitive agreement, Kinross will immediately pay Linear US$1.0 million, incur a minimum of US$15,000,000 of expenditures on the project within a 24-month period and will then have the option to acquire an initial 60% interest in the Project by paying Linear US$45 million. Kinross will have a further option to increase its interest in the Project to 70% by making an additional payment to Linear of US$55 million within 90 days of Kinross’ board of directors approving the construction of a mine based on a NI 43-101 compliant feasibility study. If a production decision is made by Kinross’ board of directors, and the Proven and Probable Gold Reserves and Gold Equivalent Silver Reserves included in the feasibility study are greater than 2.0 million ounces, Kinross will pay an additional production decision fee to Linear based on the following parameters:

Proven and Probable Gold Reserves and Gold Equivalent oz. Silver Reserves	Payment
2.0 million ozs. to 2.49 million ozs.	US$5.0 million
2.5 million ozs. to 2.99 million ozs.	US$10.0 million
Greater than 3.0 million ozs.	US$15.0 million

Kinross will be operator of the project.

The Ixhuatán Project hosts the Campamento Gold Deposit, the Cerro La Mina Discovery, where impressive copper, gold and molybdenum mineralization has been identified, and several mineralized zones including Laguna Chica, Laguna Grande, Caracol and the Western zone, all of which have returned significant drill results. Exploration throughout the Project has identified extensive areas of gold, copper and molybdenum mineralization supporting the Project’s potential to host multiple deposits and potentially develop into a new mining district.

Wade Dawe, Linear’s President and Chief Executive Officer, said, “We are confident that Kinross’ significant exploration commitment will result in the discovery of new deposits within the Ixhuatan Project and believe that Kinross is an ideal partner for the future advancement of the Ixhuatan Project, including potential development and production.”

Kinross’ President and Chief Executive Officer, Tye Burt, said: “We view Linear as an excellent partner and the Ixhuatan Project as an exciting prospect. The property is a large, district-scale exploration target that could potentially host several significant deposits, and it is drill-ready for our exploration team to start working immediately. This project is a significant addition to our exploration portfolio and provides entry to a mining-friendly NAFTA nation.”

Linear Gold Corp. has now completed strategic joint ventures in Mexico and the Dominican Republic that provide for the systematic exploration of Linear’s most advanced projects, including the Ixhuatan Project in Mexico and the Ampliacion Pueblo Viejo, Loma el Mate and Loma Hueca properties in the Dominican Republic, with the programs on all of these properties operated and funded by Linear’s respective joint venture partners, Kinross and Everton Resources Inc. With over $27,000,000 in cash and 27.8 million shares outstanding, Linear plans to pursue the acquisition of strategic assets with the potential to host large-scale economic gold and gold-silver deposits.

Kinross, a Canadian-based gold mining company, is the third-largest producer by reserves in North America. With nine mines in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people.

Cautionary Statement on Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements" " within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address events or developments that the companies expect to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements include but are not limited to statements regarding future exploration programs. Forward-looking statements are based on expectations, estimates and projections as of the date of this news release as well as a number of estimates and assumptions that, while considered reasonable by the companies as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. These forward-looking statements are based on a number of assumptions, including, among others, assumptions regarding market prices, metal price volatility, political and operational conditions, exploration potential, the timing of the receipt of required approvals, and general economic, market or business conditions. The foregoing list of assumptions is not exhaustive. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the price of gold or certain other commodities; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in countries in which the companies do or may in the future carry on business; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; inability to obtain required approvals; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made in this news release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements. These factors are not intended to represent a complete list of the factors that could affect the companies or the Project. The companies disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kinross Gold Corporation:
Steve Mitchell
Director Corporate Communications
416-365-2726
Website: www.kinross.com

Linear Gold Corp.:
Brian MacEachen
Vice-President and Chief Financial Officer
902-489-5629
Website: www.lineargoldcorp.com